100 ACT

PE
1-22-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



16004253

DIVISION OF
CORPORATION FINANCE

March 8, 2016

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 3-8-16

Cristina Gonzalez
Staples, Inc.
cristina.gonzalez@staples.com

Re: Staples, Inc.
Incoming letter dated January 22, 2016

Dear Ms. Gonzalez:

This is in response to your letters dated January 22, 2016 and February 19, 2016 concerning the shareholder proposal submitted to Staples by the Domini Social Equity Fund. We also have received letters from the proponent dated February 9, 2016 and March 1, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Adam Kanzer
Domini Social Investments LLC
akanzer@domini.com

March 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Staples, Inc.
Incoming letter dated January 22, 2016

The proposal urges the board to adopt principles for minimum wage reform.

There appears to be some basis for your view that Staples may exclude the proposal under rule 14a-8(i)(7), as relating to Staples' ordinary business operations. In this regard, we note that the proposal relates to general compensation matters. Accordingly, we will not recommend enforcement action to the Commission if Staples omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2016

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Via email to shareholderproposals@sec.gov

Re: Staples, Inc.
Supplemental Request to Exclude Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am writing on behalf of the Domini Social Equity Fund ("the Proponent"), in response to a letter submitted by Staples, Inc. ("the Company") dated February 19, 2016 (Attached as Exhibit A) supplementing its letter of January 22, 2016, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal from the Company's proxy materials. In its letter, the Company presents additional arguments why the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(7), and new arguments why the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

For the reasons set forth below, we believe the Proposal must be included in Staples' 2016 proxy statement because the Company has not carried its burden of proof pursuant to Rule 14a-8(g), and therefore respectfully request that the Company's request for no-action relief be denied.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Cristina Gonzalez, Staples' Vice President and Associate General Counsel, via e-mail at *Cristina.Gonzalez@Staples.com.*

No-Action Letters Issued to Chipotle and CVS

Before responding to the Company's supplemental letter, I would like to take a moment to address two letters issued by Staff last week, granting no-action relief to Chipotle and CVS on a virtually identical proposal. Staff concluded that the proposal may be excluded under Rule 14a-8(i)(7) because it "relates to general compensation matters." *Chipotle Mexican Grill* (February 23, 2016); *CVS Health Corporation* (February 23, 2016).

We believe these decisions were based on a misreading of the proposal, and urge their reconsideration. We note that in 2008 and 2009, proposals taking a virtually identical approach to healthcare reform – a matter that also "relates" to the ordinary business matter of employee benefits – passed muster under Rule 14a-8(i)(7), *eleven* times. In each of those cases, Staff rejected the arguments Staples presents today.



United Technologies (January 31, 2008); *General Motors Corporation* (March 26, 2008); *Xcel Energy Inc.* (February 15, 2008); *Exxon Mobil Corporation* (February 25, 2008); *The Boeing Company* (February 5, 2008); *UnitedHealth Group Incorporated* (April 2, 2008) (Company reconsideration granted on other grounds ((i)(10)), April 15, 2008); *UST Inc.* (February 7, 2008); *CBS Corporation* (March 30, 2009); *Yum! Brands, Inc.* (March 9, 2009); *PepsiCo, Inc.* (February 26, 2009); *Nucor Corporation* (February 27, 2009).

We can find no basis in intervening no-action letters or Staff Legal Bulletins to justify or explain Staff's surprising departure from these past decisions.

The proposals submitted to Chipotle, CVS and Staples are identical in approach to the eleven letters cited above in all aspects except for the subject matter. Each of these proposals asks companies to adopt principles for legal reform, and each provides some description of the principles that the proponents think would be advisable. In the case of the eleven no-action letters, the subject matter was health care reform. In each, proponents demonstrated that health care reform is a significant policy issue by discussing evidence of the widespread public debate that was occurring in 2007 and 2008 (and earlier). In the case of the Chipotle, CVS and Staples proposals, the subject matter is minimum wage reform, and we have provided ample evidence of how it is a significant policy issue subject to widespread public debate (see below for additional evidence).

Employee compensation and benefits, including healthcare, are traditionally considered ordinary business matters. For example, in its response to the health care reform proposal, Boeing unsuccessfully argued that:

> "The Proposal requests that the Board adopt principles of health care reform and much of the Proposals supporting statement concerns the consequences to the Company of rising health care costs Health care costs are significant expense for the Company and managing health care costs for Boeing employees and retirees and their dependents is key factor in Boeings business operations These health care costs are closely related to the mundane day-to-day operations of the Company. ... As a result, a proposal dealing with health care expenses is related to the Company's ordinary business and may be excluded under Rule 4a-8i7." *Boeing* (February 5, 2008)

Nucor unsuccessfully presented the following argument in response to the healthcare reform proposal:

> "The Proposal requests that the Company's board of directors adopt universal health care principles imposing standards on health care coverage and health insurance which would impact how the Company determines employee health care benefits issues. The design, maintenance and administration of health benefit plans are part of a company's ordinary business operations. In its day-to-day employee benefits administration, the Company determines the coverage and applicable eligibility requirements for employees and their families. Employee health care plans are complex and necessarily involve careful assessments by management in an effort to achieve the appropriate balance in the overall package of benefits to employees, taking into account the company's resources, employee incentives, morale and retention, as well as stockholder interests. In short, the complex business considerations involved in making determinations regarding the provision of employee benefits make it impracticable for stockholders to decide how to address such issues at an annual stockholders' meeting. As a result, the Proposal should be treated as relating to the Company's ordinary business matter of providing employee benefits, and therefore excludable under Rule 14a-8(i)(7)." *Nucor* (February 27, 2009)



Both federally enacted healthcare laws and federal minimum wage reform could have an impact on internal company benefits and compensation practices, respectively. Nevertheless, the minimum wage proposals should be included because

> "proposals focusing on a significant policy issue are not excludable under the ordinary business exception '*because* the proposals would transcend the day to day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.' Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.' Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a8(i)(7)." (Staff Legal Bulletin 14H (*internal citations omitted*)).

In 2008 and 2009, Staff agreed that a request to adopt principles for legal reform that may directly impact an internal matter of ordinary business (provision of healthcare to employees), would be admissible because it focused on a significant policy matter. Staff restated this view *eleven* times. There can be no dispute that both healthcare reform and minimum wage reform raise significant policy matters that transcend ordinary business. Nor can there be any dispute that the instant proposal focuses on this significant policy matter, as it is closely modeled on the earlier healthcare reform proposals. It is also clearly distinguishable from prior proposals that mentioned the minimum wage, but focused on a company's internal pay practices. We are left with the conclusion that Staff has either misread the proposals in Chipotle and CVS, or has determined to limit the significant policy exception after just reaffirming its broad scope in SLB 14H.

Trillium Asset Management has submitted a request for reconsideration on behalf of the proponents of the proposal to Chipotle. I have reviewed that letter and wish to join Trillium in its request for reconsideration.

The Company Has Missed its Deadline to Offer New Bases for Exclusion

Turning to Staples' supplemental letter, the Company has raised additional arguments under Rule 14a-8(i)(7) and entirely new arguments under Rule 14a-8(i)(3). The Company did not present any 14a-8(i)(3) arguments in its initial letter dated January 22, 2016. As the Company's supplemental letter was submitted less than 80 days prior to the printing of the proxy as required by Rule 14a-8(j), we would ask that Staff reject these additional arguments.[1] (See Exhibit B, demonstrating that the Company's supplemental letter arrived roughly 64 days ahead of the printing of its Proxy Statement). It places an unfair burden on proponents and Staff when companies are permitted to continuously submit novel arguments without a deadline. Nevertheless, we respond to each of the Company's new arguments below.

The Company's Ordinary Business Argument Relies on the Wrong Standard

The Company argues, again, that Staff has consistently found minimum wage proposals to relate to general compensation matters, and that our reframing of the issue should not affect this analysis. To the contrary, Staff has consistently based its decision-making on the four corners of the proposal in an effort to understand its central thrust and focus. Our 'reframing' of the issue clearly distinguishes it from past

---

[1] "If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. ... The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline." Here, the Company has not requested any extension.



proposals that referenced minimum wage, but were focused on internal company pay practices. The Company brings nothing new to this argument in its supplemental letter.

The Company argues that the development of principles for minimum wage reform would impact its internal pay practices and that, therefore, the distinction between externally and internally focused proposals is irrelevant. If this were true, then virtually all shareholder proposals that raise significant policy issues would be excluded as ordinary business. Climate change proposals, for example, necessarily implicate internal ordinary business decisions regarding energy expenditures. Supply chain labor standards proposals implicate internal cost management and supplier selection. The health care reform principles proposals that Staff upheld eleven times in 2008 and 2009 cannot be divorced from internal employee benefit practices.

The Company is simply applying the wrong standard. The question is not whether the proposal may "touch on" or "affect" ordinary business matters. The Commission has long recognized that "proposals relating to such matters but focusing on sufficiently significant social policy issues ... generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998) (emphasis added). "Relating to," "touching on", and "affecting" are synonymous.

The Company cites one sentence in the Proposal that implicates the Company's own pay practices – the *only* such sentence in the Proposal: "[p]overty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing." The sentence was included to establish a nexus to Staples, and to demonstrate to investors a potential reputational risk (a proposal generally will not be excludable "as long as a sufficient nexus exists between the nature of the proposal and the company" Staff Legal Bulletin No. 14E (Oct. 27, 2009)). The sentence is included as a portion of the Proposal's supporting statement as a reason to support the Proposal. It is the Proposal's only reference to Company practices. It does not change the central focus of the Proposal, which is clearly directed to a significant policy matter. In addition, as discussed below, the sentence is accurate.

The Statement Regarding "Poverty Level Wages" is Accurate

The Company also challenges the sentence regarding "poverty level wages" as false and misleading[2] because the Company asserts that it does not pay the minimum wage and its average hourly rate is above the federal poverty line.

The Company's *average* rate of pay for its hourly workers is irrelevant to a discussion of *minimum* wages. Using the Company's own formula, its minimum rate for U.S. hourly workers of $9.00 is, in fact, below the federal poverty line.[3] The Company makes no representation regarding its lowest wage rate for non-U.S. employees. The sentence is therefore not false or misleading.

[2] The Company's (i)(3) argument references this sentence and the preceding paragraph. We assume, however, that it is only the first sentence of the Proposal's third paragraph that is being challenged, as the Company presents no arguments why the factual information in the preceding paragraph is false or misleading in any way.

[3] The Company states that its lowest starting rate for a Staples U.S. employee is $9.00 per hour. Utilizing the same formula the Company uses to calculate its average hourly rate (pay rate x 40 x 52) yields an annual salary of $18,720, significantly below the March 2016 federal poverty level of $24,300 annually for a family of four, the figure cited by the Company as the appropriate benchmark.



The Proposal's Terms are Not Vague and Indefinite

The Company claims that the Proposal "provides only a broad request" without providing "any meaningful guidance as to what is expected of the company." This is simply false. The Proposal's Supporting Statement opens with very clear guidance, detailing two basic principles we believe companies should adopt. We included these principles regarding poverty levels and indexing to provide "guidance" and not to dictate to the Company what Staples' principles should include. We did this in deference to the Board in order not to micro-manage the Company.

The Company also argues that the Proposal fails to define key terms, such as "minimum wage reform" and "principles." Both terms are to be taken according to their common meaning. "Minimum wage reform" does not encompass one broadly agreed-upon set of principles. It is a topic of wide on-going debate. For an example of two "minimum wage reform principles," any reader of the Proposal can simply read the Supporting Statement, which provides very clear guidance, including public statements from other companies.

By contrast to these easily understood and clearly defined terms, the Company points to no-action letters regarding "executive pay rights," a term that produced only nine Google results, including the cited no-action letter, demonstrating that it is clearly not in broad usage and may have required further definition to ensure shareholders knew what they were voting on, and "US Economic Security", an extremely broad area that could suggest many different interpretations.

The Company's refusal to interpret the terms "minimum wage reform" and "principles" according to their common usage and within the context of the Proposal, where they are clearly explained, does not render those terms vague and indefinite for purposes of Rule 14a-8(i)(3).

Minimum Wage Reform is a Significant Policy Issue

We believe that we have clearly established that minimum wage reform is a significant policy issue, and the Company has not provided any meaningful information to the contrary. The Company does not believe that its Google or Bing search results support our conclusion, but such results are not dispositive (search engine results, however, can be useful in determining whether a specific term is in wide usage, as discussed below).[4] In addition, the Company could have uncovered many additional stories had they searched for "minimum wage" or "raise the minimum wage" or any number of other combinations of these terms.

In addition, the top results on the Company's Google search (Exhibit A to Staples' Supplemental Request) do support the fact that the issue is a subject of widespread public debate. Consider, for example, the opening paragraph of the second ranked search result:

> "Hillary Clinton has a solution to the problem of low wages: Government should make them higher. Paul Krugman, writing in *The New York Times*, endorses the idea. There was a time when Krugman dismissed rhetoric like Clinton's as economic quackery. These days he's trying to sell the same snake oil as the politicians. As I wrote in a column at Forbes, here is what economists

[4] The algorithms used by Google and Bing are proprietary and are therefore unsuitable for use by Staff as a sole criterion in this analysis. Search engine results, for example, are not presented chronologically and individual website characteristics may influence the prominence of a search result. These factors are undisclosed and change regularly.



> know about the labor market: Employees tend to get paid their marginal product – the value they add to final output."[5]

The first paragraph of the third result reads:

> "More and more Americans are pushing for a higher minimum wage. Los Angeles, San Diego, Chicago and Seattle are all notable cities that have recently passed bills that will raise the minimum wage in the upcoming years. Los Angeles, specifically, will have the highest amount in the nation with $15 an hour, and others such as St. Louis are trying to match this amount." [6]

The fourth result presents the latest research on the topic in the National Review.[7] The fact that two of these three results point to strong critics of efforts to raise the minimum wage further highlights the fact that this is a hotly contested issue.

In addition, and to supplement the materials we provided in Appendix A to our letter of February 9, 2016, minimum wage reform was a topic in the New York Times' "Room for Debate" section on June 4, 2014[8] and was the subject of a New York Times editorial at least six times since February of 2014:

- *Hillary Clinton Should Just Say Yes to a $15 Minimum Wage (2/17/16)*[9]
- *New Minimum Wages in the New Year (12/26/15)*[10]
- *The Minimum Wage: Getting to $15 (9/4/15)*[11]
- *A New Day for the Minimum Wage? (4/16/15)*[12]
- *You Try Living on the Minimum Wage (3/13/15)*[13]
- *The Case for a Higher Minimum Wage (2/8/14)*[14]

The April 16, 2015 editorial begins with the following: "Nationwide protests on Wednesday by tens of thousands of low-wage workers were planned long before Hillary Rodham Clinton announced her candidacy for president on Sunday. But the demonstrations — part of the Fight for $15 campaign that began with fast-food workers in 2012 and now includes retail employees, child-care workers, home-care aides, airport workers and adjunct professors, among others — have proved well timed."

We would submit that the *New York Times* Editorial Board clearly believes this is a significant policy matter and it has remained so for some time.

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[5] http://townhall.com/columnists/johncgoodman/2015/09/06/why-raising-the-minimum-wage-is-a-bad-idea-n2048477/page/full
[6] http://www.redandblack.com/views/minimum-wage-reform-reason-trumps-sensation/article_763446c2-15f0-11e5-86ec-2b72c5cdf093.html
[7] http://www.nationalreview.com/corner/428903/minimum-wage-increase-welfare-spending-wont-decrease-because-it
[8] http://www.nytimes.com/roomfordebate/2014/06/04/can-the-minimum-wage-be-too-high
[9] http://www.nytimes.com/2016/02/17/opinion/hillary-clinton-should-just-say-yes-to-a-15-minimum-wage.html
[10] http://www.nytimes.com/2015/12/27/opinion/sunday/new-minimum-wages-in-the-new-year.html
[11] http://www.nytimes.com/2015/09/05/opinion/the-minimum-wage-getting-to-15.html
[12] http://www.nytimes.com/2015/04/16/opinion/a-new-day-for-the-minimum-wage.html
[13] http://www.nytimes.com/2015/03/14/opinion/you-try-living-on-the-minimum-wage.html
[14] http://www.nytimes.com/2014/02/09/opinion/sunday/the-case-for-a-higher-minimum-wage.html



For the reasons stated above, and in our earlier letter of February 9, we respectfully request that Staff of the Commission deny the Company's request to provide no-action relief, and direct the Company to include the Proposal in its proxy statement.

I can be reached at (212) 217-1027 or at akanzer@domini.com if you require any further assistance in this matter.

Respectfully submitted,



Adam Kanzer, Esq.
Vice President, Domini Social Equity Fund

Encl:

Exhibit A: Staples' Supplemental No Action Request
Exhibit B: Email from Cristina Gonzalez, Staples' Associate General Counsel, dated February 22, 2016.

cc: Cristina Gonzalez, Esq., at Cristina.Gonazalez@Staples.com
Jonathan Wolfman, Esq., at Jonathan.Wolfman@wilmerhale.com

Adam Kanzer

From: Gonzalez, Cristina (Legal) <Cristina.Gonzalez@Staples.com>
Sent: Monday, February 22, 2016 2:00 PM
To: Adam Kanzer
Subject: RE: SPLS - Supplemental Letter for No-Action Relief Request

Hello Adam:

Nice to hear from you. Unfortunately, at this point I don't have the dates confirmed but for planning purposes, I am targeting April 22. Please let me know if you have any other questions or would like to get together to discuss the shareholder proposal again.

Take Care,
Cristina

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Monday, February 22, 2016 1:11 PM
To: Gonzalez, Cristina (Legal)
Subject: RE: SPLS - Supplemental Letter for No-Action Relief Request

Dear Cristina:

I am currently preparing a response to your supplemental letter. Can you let me know when the company plans to file its definitive proxy materials?

Thank you.

Adam

Adam Kanzer | akanzer@domini.com | 212-217-1027
Managing Director
Domini Social Investments LLC
DSIL Investment Services LLC, Distributor
532 Broadway, 9th Floor, New York, NY 10012-3939
Main: 212-217-1100
Shareholder Information Line: 800-582-6757

From: Gonzalez, Cristina (Legal) [mailto:Cristina.Gonzalez@Staples.com]
Sent: Friday, February 19, 2016 3:33 PM
To: shareholderproposals@sec.gov
Cc: Wolfman, Jonathan <Jonathan.Wolfman@wilmerhale.com>; Adam Kanzer <akanzer@domini.com>
Subject: SPLS - Supplemental Letter for No-Action Relief Request

Ladies and Gentlemen:

Attached please find Staples, Inc.'s supplemental letter to our request originally submitted on January 22, 2016, to exclude a shareholder proposal submitted by Domini Social Equity Fund. Please let me know if you have any questions and kindly keep Jonathan Wolfman copied on any correspondence.


STAPLES
MAKE more HAPPEN

February 19, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20006

Re: Staples, Inc.
Supplemental Letter Regarding Exclusion of Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am submitting this supplemental letter in response to correspondence from Adam Kanzer of Domini Social Equity Fund (the "Proponent"), dated February 9, 2016 (the "Reply Letter"), concerning Staples, Inc.'s ("Staples'" or the "Company's") intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") the proposal and statement in support thereof relating to the adoption of "principles for minimum wage reform" (collectively, the "Shareholder Proposal") submitted by the Proponent. The Company continues to believe, both for the reasons set forth below and the reasons provided in the Company's January 22, 2016 correspondence (the "No-Action Request"), that the Shareholder Proposal may be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(7), which provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations. In addition, as set forth below, the Company believes the Shareholder Proposal may be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(3) because the Shareholder Proposal is impermissibly vague and indefinite so as to be inherently misleading and includes a false and misleading statement.

Analysis

As an initial matter, Staples would like to acknowledge the Proponent's commitment to the topic of the Shareholder Proposal. While it is not clear what the Proponent seeks from Staples in this regard, we note that all employees at Staples are paid in excess of the minimum wage. Currently, the lowest starting rate for a Staples U.S. employee is $9.00 per hour, which is 24% above the federal minimum wage of $7.25 per hour. Further, we would like to emphasize that Staples values the views of our investors, and continues to welcome the opportunity to engage constructively with the Proponent regarding this topic. Nevertheless, for the reasons set forth in the No-Action Request and as set forth below, we believe the Shareholder Proposal may be excluded from the Proxy Materials.

Staples
500 Staples Drive
Framingham, MA 01702
www.staples.com

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Involves Matters that Relate to the Ordinary Business Operations of the Company and Does Not Involve a Significant Policy Issue.

As addressed in the No-Action Request, the Staff has consistently found that shareholder proposals relating to the topic of minimum wage relate to general compensation matters and therefore may be excluded under Rule 14a-8(i)(7) as related to ordinary business operations. In doing so, the Staff has in each case considered whether the topic of minimum wage raises a significant policy issue and determined that it does not. The Proponent's attempt to reframe this issue as "minimum wage reform" should not change the analysis that has led the Staff to consistently take the view that minimum wage proposals do not raise a significant policy issue.

In seeking to reframe the topic of minimum wage as one that transcends ordinary business, the Proponent cites to *United Technologies Corporation* (January 31, 2008), in which the Staff took the position that a shareholder proposal requesting that the company "adopt principles for comprehensive health care reform" implicated a significant policy issue and therefore could not be excluded as related to the company's ordinary business operations. We believe the distinction the Proponent is attempting to draw between a public policy debate about minimum wage reform and the Company's internal approach to compensation is meaningless in this context. In this regard, it would be unrealistic to believe that the Company could develop "principles" for minimum wage reform without examining and ultimately impacting its own pay practices with regard to the Company's workforce. Further, the Shareholder Proposal itself suggests a need for the Company to alter its pay practices with regard to its general workforce. For example, the supporting statement asserts that "[p]overty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing." This statement, in addition to being false and misleading as discussed further below, clearly demonstrates the Proponent's intent to impact the wages the Company pays its employees – its general compensation practices – and belies the Proponent's assertion that the Shareholder Proposal relates solely to an external issue of minimum wage reform.

Even were the Staff to take the view that the Shareholder Proposal relates not to the Company's internal pay practices, but rather to an external issue of minimum wage reform, we do not believe this changes the outcome, as "minimum wage reform" has not been deemed a significant policy issue and does not meet the standard to be deemed such. In determining whether an issue should be deemed a significant policy issue, the Staff considers the extent to which an issue has been the subject of widespread and/or sustained public debate. In the current search-engine era, it is not hard to amass a large number of results for almost any topic. More telling, however, is the nature of the initial page of results received from a search. We believe our search results for the phrase "minimum wage reform" (conducted on February 11, 2016 and attached hereto as Exhibit A) are instructive. The top 10 results returned by Google included a 2005 paper, a 2001 paper and an article focused on the issue in the context of one state. Moreover, three of the top 10 results were pages from advocacy groups dedicated to this subject and one other top 10 result was from a proponent of a shareholder proposal similar to that at hand that was submitted to another company. The top search results returned by Bing are similarly dominated by information hosted by advocacy groups and proponents of these proposals, hardly an indication of an issue that has achieved widespread and/or sustained public debate.

While we do not believe the sheer number of search results is determinative as to whether an issue rises to the level of a significant policy issue, we note that our search of "minimum wage reform" on Google yielded 19.2 million results while our search of "health care reform" yielded 198 million results, or over 10 times the number of results. We note also that a search of the term "super bowl commercials" yielded 139 million results, or over 7 times the number of results.

Accordingly, we continue to believe the Shareholder Proposal may be excluded as relating to the Company's ordinary business operations, whether viewed as related to the internal wage practices of the Company or the external topic of minimum wage reform.

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So As To Be Materially Misleading in Violation of Rule 14a-9 and Includes a False and Misleading Statement in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to exclude all or portions of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has determined that a proposal may be excluded pursuant to Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). The Staff also has noted that a proposal may be materially misleading as vague and indefinite when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently concurred in the exclusion of proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because "neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires," the Staff concurred that such proposals were impermissibly vague and indefinite and therefore were excludable under Rule 14a-8(i)(3). *See, e.g., Bristol-Myers Squibb Company* (January 10, 2013) (in which the Staff concurred in exclusion of a proposal requesting that the board adopt a policy in the event of a change of control to prohibit the acceleration of equity because the proposal did not define the scope of the policy or the meaning of "change of control" and therefore neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Berkshire Hathaway Inc.* (January 31, 2012) (in which the Staff concurred in exclusion of a proposal requiring the company's CEO and other top officials to sign off by means of an electronic key that they had observed and approved or disapproved of figures and policies that showed a high risk for the company as inherently vague and indefinite because the terms "electronic key" and "figures and policies" were undefined such that the actions required to implement the proposal were unclear); *General Electric Company* (February 10, 2011), *International Paper Company* (February 3, 2011), *The Boeing Company* (January 28, 2011, *recon. granted* March 2, 2011), *Alaska Air Group, Inc.* (January 20, 2011,

recon. denied February 18, 2011), *The Allstate Corporation* (January 18, 2011) and *Motorola, Inc.* (January 12, 2011) (in each of which the Staff concurred in exclusion of the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite because it failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Citigroup Inc.* (February 22, 2010) (in which the Staff concurred in exclusion of a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" as inherently vague and indefinite where the term "US Economic Security" was undefined).

Consistent with this line of precedent, the Shareholder Proposal should be excluded on the basis that it is vague and indefinite. In this regard, and as set out in the Reply Letter, the Proponent has a very different vision of what the Shareholder Proposal is seeking from what the Company reads the Shareholder Proposal as requesting. The Shareholder Proposal provides only a broad request that the Company's Board "adopt principles for minimum wage reform" without providing any meaningful guidance as to what is expected of the company in this regard or defining key terms such as "minimum wage reform" which is not, as the Proponent asserts, a term with one, commonly-understood meaning, and "principles." For example, it is not clear from the Shareholder Proposal as drafted whether the requested "principles" are intended to address policies applicable to the Company's employees, U.S. employees, the global workforce or all of the above. For purposes of arguing that the topic of the Shareholder Proposal implicates a significant policy issue, the Proponent asserts that the Shareholder Proposal would not impact the Company's internal pay practices, but this is not clear from the language of the Shareholder Proposal itself. Accordingly, we believe the Shareholder Proposal may be excluded as impermissibly vague and indefinite, as neither the Company, nor its shareholders, would be able to determine with any reasonable certainty exactly what actions or measures the Proponent is seeking.

The Shareholder Proposal also may be excluded because the supporting statement includes a false and misleading statement suggesting that the Company pays its employees "poverty level wages." More specifically, the Shareholder Proposal states:

> Until the early 1980s, in the United States, an annual minimum wage income – after adjusting for inflation – was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.
>
> Poverty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing ..."

The clear implication of this language, and the final sentence in particular, is that the Company pays its employees the minimum wage and that, as a result of doing so, the Company is undermining consumer confidence in the Company. As noted at the beginning of this letter, all employees of the Company are paid wages that exceed the federal minimum wage. In fact, the

average hourly rate across Staples' U.S. full time hourly population as of January 30, 2016 is $14.95, or $31,096 annually. This is well above the March 2016 federal poverty level of $24,300 annually for a family of four. Accordingly, this sentence is materially false and misleading within the meaning of Rule 14a-8(i)(3).

Conclusion

Based on the foregoing as well as on the No-Action Request, we respectfully reiterate our request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company. In addition, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that it is impermissibly vague and indefinite so as to be misleading and includes a false and misleading statement.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 508-253-1845 or at Cristina.Gonzalez@Staples.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Jonathan Wolfman, at Jonathan.Wolfman@wilmerhale.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, the Company requests that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Cristina Gonzalez
Vice President, Associate General Counsel
Enclosures

cc: Jonathan Wolfman
Wilmer Cutler Pickering Hale & Dorr LLP
60 State Street
Boston, MA 02109
Jonathan.Wolfman@wilmerhale.com

Domini Social Equity Fund
Attention: Adam Kanzer
532 Broadway, 9th Floor
New York, NY 10012-3939
info@domini.com

EXHIBIT A

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STAPLES
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February 19, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20006

Re: Staples, Inc.
Supplemental Letter Regarding Exclusion of Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am submitting this supplemental letter in response to correspondence from Adam Kanzer of Domini Social Equity Fund (the "Proponent"), dated February 9, 2016 (the "Reply Letter"), concerning Staples, Inc.'s ("Staples'" or the "Company's") intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") the proposal and statement in support thereof relating to the adoption of "principles for minimum wage reform" (collectively, the "Shareholder Proposal") submitted by the Proponent. The Company continues to believe, both for the reasons set forth below and the reasons provided in the Company's January 22, 2016 correspondence (the "No-Action Request"), that the Shareholder Proposal may be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(7), which provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations. In addition, as set forth below, the Company believes the Shareholder Proposal may be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(3) because the Shareholder Proposal is impermissibly vague and indefinite so as to be inherently misleading and includes a false and misleading statement.

Analysis

As an initial matter, Staples would like to acknowledge the Proponent's commitment to the topic of the Shareholder Proposal. While it is not clear what the Proponent seeks from Staples in this regard, we note that all employees at Staples are paid in excess of the minimum wage. Currently, the lowest starting rate for a Staples U.S. employee is $9.00 per hour, which is 24% above the federal minimum wage of $7.25 per hour Further, we would like to emphasize that Staples values the views of our investors, and continues to welcome the opportunity to engage constructively with the Proponent regarding this topic. Nevertheless, for the reasons set forth in the No-Action Request and as set forth below, we believe the Shareholder Proposal may be excluded from the Proxy Materials.

February 19, 2016

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Involves Matters that Relate to the Ordinary Business Operations of the Company and Does Not Involve a Significant Policy Issue.

As addressed in the No-Action Request, the Staff has consistently found that shareholder proposals relating to the topic of minimum wage relate to general compensation matters and therefore may be excluded under Rule 14a-8(i)(7) as related to ordinary business operations. In doing so, the Staff has in each case considered whether the topic of minimum wage raises a significant policy issue and determined that it does not. The Proponent's attempt to reframe this issue as "minimum wage reform" should not change the analysis that has led the Staff to consistently take the view that minimum wage proposals do not raise a significant policy issue.

In seeking to reframe the topic of minimum wage as one that transcends ordinary business, the Proponent cites to *United Technologies Corporation* (January 31, 2008), in which the Staff took the position that a shareholder proposal requesting that the company "adopt principles for comprehensive health care reform" implicated a significant policy issue and therefore could not be excluded as related to the company's ordinary business operations. We believe the distinction the Proponent is attempting to draw between a public policy debate about minimum wage reform and the Company's internal approach to compensation is meaningless in this context. In this regard, it would be unrealistic to believe that the Company could develop "principles" for minimum wage reform without examining and ultimately impacting its own pay practices with regard to the Company's workforce. Further, the Shareholder Proposal itself suggests a need for the Company to alter its pay practices with regard to its general workforce. For example, the supporting statement asserts that "[p]overty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing." This statement, in addition to being false and misleading as discussed further below, clearly demonstrates the Proponent's intent to impact the wages the Company pays its employees – its general compensation practices – and belies the Proponent's assertion that the Shareholder Proposal relates solely to an external issue of minimum wage reform.

Even were the Staff to take the view that the Shareholder Proposal relates not to the Company's internal pay practices, but rather to an external issue of minimum wage reform, we do not believe this changes the outcome, as "minimum wage reform" has not been deemed a significant policy issue and does not meet the standard to be deemed such. In determining whether an issue should be deemed a significant policy issue, the Staff considers the extent to which an issue has been the subject of widespread and/or sustained public debate. In the current search-engine era, it is not hard to amass a large number of results for almost any topic. More telling, however, is the nature of the initial page of results received from a search. We believe our search results for the phrase "minimum wage reform" (conducted on February 11, 2016 and attached hereto as Exhibit A) are instructive. The top 10 results returned by Google included a 2005 paper, a 2001 paper and an article focused on the issue in the context of one state. Moreover, three of the top 10 results were pages from advocacy groups dedicated to this subject and one other top 10 result was from a proponent of a shareholder proposal similar to that at hand that was submitted to another company. The top search results returned by Bing are similarly dominated by information hosted by advocacy groups and proponents of these proposals, hardly an indication of an issue that has achieved widespread and/or sustained public debate.

While we do not believe the sheer number of search results is determinative as to whether an issue rises to the level of a significant policy issue, we note that our search of "minimum wage reform" on Google yielded 19.2 million results while our search of "health care reform" yielded 198 million results, or over 10 times the number of results. We note also that a search of the term "super bowl commercials" yielded 139 million results, or over 7 times the number of results.

Accordingly, we continue to believe the Shareholder Proposal may be excluded as relating to the Company's ordinary business operations, whether viewed as related to the internal wage practices of the Company or the external topic of minimum wage reform.

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So As To Be Materially Misleading in Violation of Rule 14a-9 and Includes a False and Misleading Statement in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to exclude all or portions of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has determined that a proposal may be excluded pursuant to Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). The Staff also has noted that a proposal may be materially misleading as vague and indefinite when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently concurred in the exclusion of proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because "neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires," the Staff concurred that such proposals were impermissibly vague and indefinite and therefore were excludable under Rule 14a-8(i)(3). *See, e.g., Bristol-Myers Squibb Company* (January 10, 2013) (in which the Staff concurred in exclusion of a proposal requesting that the board adopt a policy in the event of a change of control to prohibit the acceleration of equity because the proposal did not define the scope of the policy or the meaning of "change of control" and therefore neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Berkshire Hathaway Inc.* (January 31, 2012) (in which the Staff concurred in exclusion of a proposal requiring the company's CEO and other top officials to sign off by means of an electronic key that they had observed and approved or disapproved of figures and policies that showed a high risk for the company as inherently vague and indefinite because the terms "electronic key" and "figures and policies" were undefined such that the actions required to implement the proposal were unclear); *General Electric Company* (February 10, 2011), *International Paper Company* (February 3, 2011), *The Boeing Company* (January 28, 2011, *recon. granted* March 2, 2011), *Alaska Air Group, Inc.* (January 20, 2011,

recon. denied February 18, 2011), *The Allstate Corporation* (January 18, 2011) and *Motorola, Inc.* (January 12, 2011) (in each of which the Staff concurred in exclusion of the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite because it failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Citigroup Inc.* (February 22, 2010) (in which the Staff concurred in exclusion of a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" as inherently vague and indefinite where the term "US Economic Security" was undefined).

Consistent with this line of precedent, the Shareholder Proposal should be excluded on the basis that it is vague and indefinite. In this regard, and as set out in the Reply Letter, the Proponent has a very different vision of what the Shareholder Proposal is seeking from what the Company reads the Shareholder Proposal as requesting. The Shareholder Proposal provides only a broad request that the Company's Board "adopt principles for minimum wage reform" without providing any meaningful guidance as to what is expected of the company in this regard or defining key terms such as "minimum wage reform" which is not, as the Proponent asserts, a term with one, commonly-understood meaning, and "principles." For example, it is not clear from the Shareholder Proposal as drafted whether the requested "principles" are intended to address policies applicable to the Company's employees, U.S. employees, the global workforce or all of the above. For purposes of arguing that the topic of the Shareholder Proposal implicates a significant policy issue, the Proponent asserts that the Shareholder Proposal would not impact the Company's internal pay practices, but this is not clear from the language of the Shareholder Proposal itself. Accordingly, we believe the Shareholder Proposal may be excluded as impermissibly vague and indefinite, as neither the Company, nor its shareholders, would be able to determine with any reasonable certainty exactly what actions or measures the Proponent is seeking.

The Shareholder Proposal also may be excluded because the supporting statement includes a false and misleading statement suggesting that the Company pays its employees "poverty level wages." More specifically, the Shareholder Proposal states:

> Until the early 1980s, in the United States, an annual minimum wage income – after adjusting for inflation – was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.
>
> Poverty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing …"

The clear implication of this language, and the final sentence in particular, is that the Company pays its employees the minimum wage and that, as a result of doing so, the Company is undermining consumer confidence in the Company. As noted at the beginning of this letter, all employees of the Company are paid wages that exceed the federal minimum wage. In fact, the

average hourly rate across Staples' U.S. full time hourly population as of January 30, 2016 is $14.95, or $31,096 annually. This is well above the March 2016 federal poverty level of $24,300 annually for a family of four. Accordingly, this sentence is materially false and misleading within the meaning of Rule 14a-8(i)(3).

Conclusion

Based on the foregoing as well as on the No-Action Request, we respectfully reiterate our request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company. In addition, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that it is impermissibly vague and indefinite so as to be misleading and includes a false and misleading statement.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 508-253-1845 or at Cristina.Gonzalez@Staples.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Jonathan Wolfman, at Jonathan.Wolfman@wilmerhale.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, the Company requests that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Cristina Gonzalez
Vice President, Associate General Counsel
Enclosures

cc: Jonathan Wolfman
Wilmer Cutler Pickering Hale & Dorr LLP
60 State Street
Boston, MA 02109
Jonathan.Wolfman@wilmerhale.com

Domini Social Equity Fund
Attention: Adam Kanzer
532 Broadway, 9th Floor
New York, NY 10012-3939
info@domini.com

EXHIBIT A

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Domini
SOCIAL INVESTMENTS®

Investing for Good℠

February 9, 2016

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Via email to shareholderproposals@sec.gov

Re: Staples, Inc.
Request to Exclude Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am writing on behalf of the Domini Social Equity Fund ("the Proponent"), in response to a letter submitted by Staples, Inc. ("the Company") dated January 22, 2016, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(7).

For the reasons set forth below, we believe the Proposal must be included in Staples' 2016 proxy statement because the Company has not carried its burden of proof pursuant to Rule 14a-8(g), and therefore respectfully request that the Company's request for no-action relief be denied.

As discussed below, the Proposal focuses exclusively on a significant policy issue, not the company's internal compensation practices. The Company's entire argument rests on the notion that the Proposal addresses its internal compensation practices, a clear misreading of the plain meaning of the Proposal's text, which very clearly refers to legal reform. In addition, the Proposal explicitly states that minimum wage reform is a significant policy issue. As the Company has not challenged this statement or presented any arguments to explain why minimum wage reform is not a significant policy issue, we believe the Company has conceded the point. Rather than dispute the Proposal's contention that it raises a significant policy issue, the Company incorrectly argues that the significant policy exception does not apply in this case, based on a misreading of Staff Legal Bulletin 14A. No-action letters cited by the Company are also inapposite, as each focuses on internal company policies and practices. Staff rejected identical arguments challenging a very similar proposal seeking the adoption of health care reform principles in *United Technologies* (January 31, 2008). We believe that a letter granting Staples' request would be at odds with that decision.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Cristina Gonzalez, Staples' Vice President and Associate General Counsel, via e-mail at Cristina.Gonzalez@Staples.com.

The Proposal

The Proposal, entitled "Adopt Principles for Minimum Wage Reform," reads as follows:

532 Broadway, 9th Floor | New York, NY 10012-3939 | Tel: 212-217-1100 | Fax: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



RESOLVED: Staples shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying, or ask the company to take a position on any particular piece of legislation.

Staff Rejected Identical Arguments in *United Technologies (January 31, 2008)*

The Proposal takes the same approach to minimum wage reform that the proposal at issue in *United Technologies* (January 31, 2008) took to health care reform. That proposal requested "the Board of Directors to adopt principles for comprehensive health care reform." Similar to Staples, United Technologies argued that the proposal was excludable under 14a-8(i)(7) because the "subject matter of the Proposal appears to involve the Company's health care coverage policies for its employees" and went on to argue that "the Staff has long recognized that proposals concerning health and other welfare benefits for a corporation's employees related to its ordinary business operations, and has consistently allowed omission under Rule 14a-8(i)(7) of such proposals."

In its response to United Technologies' no-action request, the proponents successfully argued that "the Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health." Staff denied *United Technologies* request. Similarly, our Proposal does not ask the Company to provide any information or reports on Staples' internal operations, or alter any policies or practices regarding compensation of its workforce. It focuses externally on minimum wage reform as a significant social policy issue affecting the Company, the economy and the general public.

The arguments in *United Technologies* and Staples' no-action request are virtually identical. In both cases, the companies tried to take an externally focused proposal addressing a significant policy issue that was subject to widespread public debate and argue that it was focused on employee benefits and pay, respectively. But just as United Technologies failed to persuade the Staff, so must Staples' argument to exclude the Proposal fail.

The Proposal Focuses on a Significant Policy Issue that Transcends the Company's Day-to-Day Business.

The Company's entire argument rests on a misreading of the Proposal. We do not believe that the Company's reading of the Proposal is reasonable.

The Proposal is clearly and unambiguously focused on the public policy debate about minimum wage reform, and not the Company's internal approach to compensation. The resolved clause and title makes this abundantly clear. This is further supported by the following additional clauses in the Supporting Statement of the Proposal, which unambiguously refer to the debate around minimum wage *laws*, not internal company policies regarding wages (*emphasis added*):

> We believe that principles for minimum wage reform should recognize that:
>
> 1. A **sustainable economy** must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and



2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

> Until the early 1980s, in the United States, an annual minimum wage income—after adjusting for inflation—was above the poverty line for a family of two. Today, **the federal minimum wage of $7.25 per hour**, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families. ...
>
> More than 600 leading economists, including 7 Nobel Prize winners and 8 former presidents of the American Economic Association, said **the United States should raise the minimum wage and index it. ...**
>
> According to polls, **minimum wage reform is one of the most significant social policy issues in the United States. ...**
>
> As an international company, Staples faces exposure to **minimum wage laws** around the world, necessitating a clear statement of principles.

A quick Google search of the phrase "Minimum Wage Reform," included in the title of the Proposal, further underscores the clear and unambiguous nature of this phrase, which relates to legal reform, not internal company pay practices.

We also note that the Company has not argued that any terms in the Proposal are vague or ambiguous, an argument it could have made under Rule 14a-8(i)(3). It is therefore appropriate to accept the common meaning of the terms of the Proposal.

Minimum Wage Reform is a Significant Policy Issue

There can be no doubt that minimum wage reform is a significant public policy issue that has been the subject of widespread public debate for years. In light of this fact, we believe that large employers, including Staples, cannot avoid getting caught up in the intense public attention and scrutiny that is being focused on local, state and federal minimum wage laws, in the United States and abroad. For this reason, it is our opinion that saying nothing about the policy debate is not a prudent option for Staples, a consumer-facing company that must spend an enormous amount of time and money cultivating, protecting and maintaining its reputation. Given the evidence of a relationship between worker wages, consumer spending and economic growth, it is our belief that Staples would benefit from adopting a set of principles that articulates its position on this significant policy issue. To not do so may present reputational risks to the Company and potential financial consequences as economy-wide wage stagnation can present significant challenges for the Company's efforts to grow sales. We believe that wage stagnation, and sub-poverty minimum wages, presents significant macroeconomic risks that companies cannot avoid without addressing the underlying public policy framework that is, in part, generating those risks.

We believe that it is clear that the question of minimum wage reform is one of the most significant policy issues in the United States today. As one indication of the importance of this issue, President Obama referenced raising the federal minimum wage in his final State of the Union address. The fact that the President made only a very brief mention of the issue only serves to underscore the fact that this is a well-



understood and widely discussed issue. Had it been otherwise, he would have felt the need to elaborate.[1] (Please see **Appendix A** for further information on this widespread public debate.)

The Proposal explicitly states that minimum wage reform is a significant policy issue: "According to polls, minimum wage reform is one of the most significant social policy issues in the United States." The Company does not challenge the accuracy of this statement. As the burden of proof rests with the Company, we would suggest that Staff accept the veracity of this statement.[2]

The Company recognizes that one test Staff applies in determining whether a proposal raises a significant policy issue is whether the issue has been the subject of widespread and/or sustained public debate. Minimum wage reform clearly meets this test, and the Company presents no arguments to contradict this.

In fact, the Company merely asserts, in a paragraph headline, that the Proposal does not raise a significant policy issue. It does not support this contention with any argumentation or evidence, as it would be required to do to carry its burden of proof under Rule 14a-8(g).

Rather than argue that the Proposal fails to raise a significant policy issue, the Company argues that the Proposal "involves compensation that may be paid to the Company's employees generally," and therefore the significant policy exception somehow *does not apply*. The widespread public debate about this issue is, in the Company's view, irrelevant.

The Company's argument is incorrect for two reasons:

1. As stated above, the Company is misreading the Proposal. The Proposal clearly focuses on public policy reform, not company compensation policies or practices.
2. The Company's support for this argument, Staff Legal Bulletin 14A ("SLB 14A"), stands for the opposite principle. SLB 14A explains that the significant policy exception does apply to Proposals that relate to general compensation matters.

[1] "I will keep pushing for progress on the work that I believe still needs to be done. Fixing a broken immigration system. (Applause.) Protecting our kids from gun violence. (Applause.)Equal pay for equal work. (Applause.) Paid leave. (Applause.) **Raising the minimum wage.** (Applause.) All these things still matter to hardworking families. They're still the right thing to do. And I won't let up until they get done." Remarks of President Barack Obama – State of the Union Address as Delivered (January 13, 2016), https://www.whitehouse.gov/the-press-office/2016/01/12/remarks-president-barack-obama-%E2%80%93-prepared-delivery-state-union-address (*emphasis added*)

[2] This statement is supported by public opinion polls conducted by Gallup, Pew Research Center/USA Today, CBS/New York Times, and the Washington Post/ABC News, including widespread public support for increasing the minimum wage. A January 2015 Hart Research Poll concluded that "Three in four Americans support raising the federal minimum wage to $12.50 per hour by the year 2020" and "Americans also strongly support automatically adjusting the minimum wage to the cost of living, and raising the minimum wage for tipped workers." http://www.nelp.org/content/uploads/2015/03/Minimum-Wage-Poll-Memo-Jan-2015.pdf

This level of interest has been consistent over time. For example, a Pew poll in 2013 reported "Seven in 10 Americans say they would vote "for" raising the minimum wage." The report announcing those poll results indicated that this level of support reaches back to the mid-nineties. http://www.gallup.com/poll/160913/back-raising-minimum-wage.aspx. See also, http://www.nytimes.com/2015/06/04/business/inequality-a-major-issue-for-americans-times-cbs-poll-finds.html?_r=0



The Proposal does not relate to employee compensation, it focuses solely on a public policy matter of great economic significance to the U.S. economy, affecting corporate and portfolio returns. The reasoning in SLB 14A, therefore, does not apply here. For the sake of argument, however, even if Staff were to agree with the Company that the Proposal "relates" to the ordinary business matter of employee compensation – an interpretation that we believe is not supported by any reasonable reading of the Proposal -- SLB 14A supports the conclusion that the Proposal is not excludable under Rule 14a-8(i)(7), due to the significant public debate about minimum wage reform.[3]

The Company makes further note of the fact that SLB 14A does not identify "minimum wage shareholder proposals" as giving rise to a significant policy issue. It was not the purpose of SLB 14A to delineate each and every possible proposal that might raise a significant policy issue. Rather, the Bulletin was focused on proposals relating to equity compensation plans. It clearly describes how widespread public debate on an issue can overcome the ordinary business exclusion, even with respect to proposals, unlike the Proposal here, that directly relate to compensation of rank and file employees.

The Company's contention that Staff has never found minimum wage proposals to give rise to a significant policy issue is similarly without merit. The Proposal is a new proposal which Staff has not had the opportunity to review prior to this proxy season. The Company cites *McDonald's Corporation* (March 18, 2015), where the proposal asked the Board to encourage "U.S. franchisees and its company-owned franchisees to pay employees a minimum wage of $11,00 per hour." Staff granted McDonald's no-action request as the Proposal clearly related exclusively to the Company's internal pay practices – it asked the Company to raise wages. Our Proposal is easily distinguishable from that proposal, as its sole focus is the Company's response to an external public policy question, and it does not direct an outcome. If adopted, the Company would not be required to make any changes to its internal compensation practices.

As far as we are aware, Staff has not had the opportunity to evaluate a proposal asking a company to express a view on the question of the legal minimum wage[4], until this proxy season. Staff, however, has had the opportunity to consider a very similar proposal relating to health care reform principles and concluded that that proposal raised a significant policy issue despite the fact that its subject matter touched on employee health benefits, a traditional ordinary business matter. As discussed above, we believe *United Technologies* applies here.

---

[3] SLB 14A was issued to change Staff's historic practice permitting companies to exclude shareholder proposals relating to equity compensation plans. Staff noted that widespread public debate over equity compensation plans and shareholder dilution necessitated a fresh look at the application of the ordinary business rule to these proposals. It stated that proposals that seek to obtain shareholder approval of equity compensation plans used to compensate the general workforce that may result in dilution of shareholders would not be excludable, as these proposals raise a significant policy issue that transcends ordinary business. Staples cites this Bulletin for precisely the opposite principle.

The public debate regarding shareholder approval of equity compensation plans pales in comparison to the public debate about minimum wage reform, the subject of the Proposal. It is unimaginable that shareholder dilution would ever be noted in a President's State of the Union address, or be a topic in a Presidential campaign or the subject of widespread public discourse and protest. In our view, it is impossible to conclude that the debate over equity compensation plans is significant, but the debate over minimum wage reform is not.

[4] We note also that although the Company has not raised this argument, the Proposal does not ask the Company to express a view on any particular piece of legislation. This is stated explicitly in the Resolved clause. In addition, the Proposal notes, in its supporting statement, that Staples is exposed to minimum wage laws around the world and would benefit from a clear statement of policies. The Proposal's concern, therefore, is not limited to U.S. policy.



<u>The Proposal Does Not Seek to Micro-Manage the Company</u>

The Company also argues that the Proposal seeks to micro-manage the Company, citing the following portion of the Proposal's Supporting Statement:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

The Company claims that "determinations about appropriate principles to follow with respect to general employee compensation" constitute ordinary business. Again, this is a clear misreading of the Proposal. These two principles are outlined in the Supporting Statement, not the Resolved clause of the Proposal, and relate to the company's potential view on minimum wage reform, <u>not</u> the company's internal practices. The reference to "a sustainable economy" should make this particularly clear. These are principles relating to legal reform, not company compensation practices.

These two principles are preceded by the phrase "we **believe** that principles for minimum wage reform **should** recognize that." (*emphasis added*) The inclusion of "believe" and "should", as well as the separation of these recommendations from the Proposal's Resolved clause, was intended to ensure that any reader would understand that the two principles are suggestions, not requirements. It is also difficult to understand how the Company could equate "minimum wage reform" with "employee compensation."

Out of an abundance of caution and out of respect for the discretion that must be afforded to management and the Board, we have not asked the Company to adopt any specific language. The Proposal seeks the Company's views, it does not seek to impose our own.

<u>No-Action Letters Cited by the Company are Inapposite</u>

The Company cites several Staff no-action letters focusing on employee compensation matters. Unlike the present proposal, each of these proposals sought to inform or direct internal company practices. For example, the proposal in *McDonald's Corporation* (March 18, 2015), asked the Board to encourage "U.S. franchisees and its company-owned franchisees to pay employees a minimum wage of $11,00 per hour." The proposal in *Apple Inc.* (November 16, 2015), sought reforms to the Board's compensation committee. The Wal-Mart proposal discussed wage adjustments for the company's workforce. *Wal-Mart Stores, Inc.* (March 15, 1999). Each of these proposals focused *exclusively* on internal compensation matters. Other letters cited by the Company addressed other workforce management issues. Without exception, each no-action letter cited by the Company focuses on internal workforce management and expense management issues. Each of these letters is therefore easily distinguishable from the Proposal, which relates solely to an external public policy matter, not the Company's internal pay or employment practices.

The Company concludes that each of these cited proposals were excludable, and the current Proposal should be excluded, because each "delves into the very core of the Company's ordinary business operations." There are two clear distinctions between the Proposal and each of the proposals referenced by the Company:

1. the Proposal focuses exclusively on an external policy matter, and does not relate to internal compensation practices, and
2. the Proposal focuses on a significant policy issue that transcends the Company's ordinary business operations. According to Staff Legal Bulletin 14H: "a proposal may transcend a



company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.' Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7)."

The Company does not cite the *United Technologies* letter discussed above, nor does it explain why the significant policy exception does not apply here.

Conclusion

The Proposal asks the Company to express its views on a very significant policy matter – minimum wage reform – by adopting a set of principles. In substance, the Proposal is very similar to the Proposal presented in *United Technologies* (January 31, 2008), where Staff rejected the arguments Staples presents today. The Proposal is externally focused on minimum wage reform. It does not relate to Staples' employee compensation policies or practices. The Company's entire argument is based on this misreading of our Proposal, just as United Technologies sought to mischaracterize the proposal on health care reform principles. None of the no-action letters cited by the Company address the type of Proposal presented here. Each letter addressed a request to make changes to internal company practices. Even if Staff agrees with the Company that the Proposal touches on ordinary business matters, the Proposal clearly focuses on a significant policy matter which transcends Staples' day-to-day ordinary business.

***

For all of the reasons stated above, we respectfully request that Staff of the Commission deny the Company's request to provide no-action relief, and direct the Company that it must include the Proposal in its proxy statement.

I can be reached at (212) 217-1027 or at akanzer@domini.com if you require any further assistance in this matter.

Sincerely,



Adam Kanzer, Esq.
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

Encl:

Appendix A: Minimum Wage Reform is an Issue of Widespread Public Debate (below)
Exhibit A: The Proposal (attached)
Exhibit B: Staples' no-action request (attached)

cc:

Cristina Gonzalez, Staples, Inc., at Cristina.Gonzalez@staples.com
Jonathan Wolfman, Wilmer Cutler Pickering Hale & Dorr LLP, at Jonathan.Wolfman@wilmerhale.com



Appendix A: Minimum Wage Reform is an Issue of Widespread Public Debate

Local, state and national minimum wage policy is undoubtedly a significant policy issue that is subject to widespread public debate. Questions surrounding minimum wage policies have of course been debated in the United States since the 1930s when the Fair Labor Standards Act of 1938 was introduced and passed.

Most recently, the issue has reasserted itself into the public consciousness through the "Fight for 15" movement which began in 2012. See, e.g., http://articles.latimes.com/2012/nov/29/business/la-fi-mo-fast-food-strike-20121129. This campaign has mobilized tens of thousands of workers in hundreds of cities across the country attracting widespread public, media and business attention. http://www.newyorker.com/magazine/2014/09/15/dignity-4; http://fortune.com/2015/12/31/minimum-wage-hike/; and http://blogs.wsj.com/economics/2015/11/10/unions-push-to-establish-bloc-of-low-wage-voters/.

The Fight for 15 has also caught the attention of legislators. For example, Representative Donald Norcross (D-NJ) launched a legislative effort to raise the federal minimum wage to $15 an hour by 2023, referencing the 'Fight for 15.'" http://www.nj.com/gloucester-county/index.ssf/2016/01/nj_congressman_launches_fight_to_raise_us_minimum.html

Below are a variety of sources indicating the unusual nature of this debate, which has included economists, the general public, the President and Presidential candidates, and state and local legislators.

Economists

Thomas Piketty, in his landmark book, *Capital in the Twenty-First Century*, has played a leading role in placing the global systemic risk of income and wealth inequality on the public agenda. He writes that "there is no doubt that the minimum wage plays an essential role in the formation and evolution of wage inequalities." The Guardian notes that "in his book, Piketty squarely blames the weak and stagnant minimum wage for playing an 'important role' in wealth inequality in the U.S. ..." *See*, http://www.theguardian.com/money/us-money-blog/2014/jun/03/thomas-piketty-seattle-minimum-wage-risks-jobs (*quoting Piketty*).

The Proposal itself cites a statement by more than 600 leading economists, including 7 Nobel Prize winners and 8 former presidents of the American Economic Association, which said the United States should raise the minimum wage and index it. According to the statement, increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers, and notes that some research suggests that a minimum wage increase could have a small stimulative effect on the economy as low wage workers spend their additional earnings, raising demand and job growth. http://www.epi.org/minimum-wage-statement/ We believe that it is not unreasonable to assume that some of these consumers may also be Staples' customers.

Public Opinion Polls

According to a variety of public opinion polls conducted by Gallup, Pew Research Center/USA Today, CBS/New York Times, and the Washington Post/ABC News, minimum wage reform is a persistent topic of widespread public interest, including widespread public support for increasing the minimum wage. A January 2015 Hart Research Poll concluded that "Three in four Americans support raising the federal minimum wage to $12.50 per hour by the year 2020" and "Americans also strongly support automatically adjusting the minimum wage to the cost of living, and raising the minimum wage for tipped workers." http://www.nelp.org/content/uploads/2015/03/Minimum-Wage-Poll-Memo-Jan-2015.pdf



This level of interest has been consistent over time. For example, a Pew poll in 2013 reported "Seven in 10 Americans say they would vote "for" raising the minimum wage." The report announcing those poll results indicated that this level of support reaches back to the mid-nineties. http://www.gallup.com/poll/160913/back-raising-minimum-wage.aspx. *See also,* http://www.nytimes.com/2015/06/04/business/inequality-a-major-issue-for-americans-times-cbs-poll-finds.html?_r=0

The State of the Union

As noted above, President Obama referenced the need to raise the minimum wage in his last State of the Union address ("Minimum Wage Gets Shout-Out During Final State Of The Union" http://dailycaller.com/2016/01/12/minimum-wage-gets-shout-out-during-final-state-of-the-union/#ixzz3xihG8e36).

This is not the first time the President has done this. One critic of the campaign to raise the minimum wage wrote that "when, in the first State of the Union speech of his second term, Barack Obama suggested raising the federal minimum wage nearly two dollars, it sparked a firestorm of controversy. Lionized by leftists as a solution to rampant poverty, those on the right criticized the policy as an economic inhibitor." http://www.iop.harvard.edu/raising-minimum-wage-public-policy-conundrum

The Current Presidential Campaign

Minimum wage reform has been a topic in the current presidential election campaign:

- 2012 Republican Presidential Nominee Mitt Romney recently stated "I think we're nuts not to raise the minimum wage. I think, as a party, to say we're trying to help the middle class of America and the poor and not raise the minimum wage sends exactly the wrong signal." https://www.washingtonpost.com/politics/republican-hopefuls-agree-the-key-to-the-white-house-is-working-class-whites/2016/01/12/fa8a16aa-b626-11e5-a76a-0b5145e8679a_story.html

- "The final debate before the Iowa caucus is taking place in Charleston, SC at the Gaillard Center on Sunday night. Outside of the debate, hundreds of protesters claiming to be underpaid marched through downtown Charleston. The protesters held signs that read 'Come get our vote!' as they chanted 'I believe we will win.' The demonstrators included fast food, home care and child care workers, all pushing for $15 an hour minimum wage and union rights." http://wivb.com/2016/01/18/protestors-march-in-charleston-demanding-15-min-wage-union-rights-before-dem-debate/

- 2016 Presidential campaign ads are hitting on the issue: for example, "Hillary Clinton campaign airs ad in Iowa focused on wage gap." http://www.cbsnews.com/news/hillary-clinton-campaign-airs-ad-in-iowa-focused-on-wage-gap/

- "Idaho Democrats plan on proposing an increase to the state minimum wage during the 2016 legislative session. The plan would raise the minimum wage to $8.25 an hour for 2017, and then $9.25 by 2018. Democratic leaders say the goal is to make sure Idahoans who work full time at the minimum would not need to rely on government programs to survive." http://kboi2.com/news/local/people-cant-really-afford-to-live-idaho-lawmakers-fight-for-higher-minimum-wage



State and Local Government Responses

- "Along with the new year, the minimum wage rates in 14 states (Alaska, Arkansas, California, Colorado, Connecticut, Hawaii, Massachusetts, Michigan, Nebraska, New York, Rhode Island, South Dakota, Vermont and West Virginia) have increased. San Francisco, Seattle and Los Angeles plan to raise their minimum wage rates to $15 an hour in 2016. Although Democrats have tried raising the federal minimum wage to $12 and $15 an hour, it has remained at $7.25 since 2009. Twenty-nine states and the District of Columbia have minimum wages higher than the federal pay floor." http://www.natlawreview.com/article/new-year-rings-more-minimum-wage-increases#sthash.g9sbETtH.dpuf

- "Gov. Kate Brown is pushing a new, two-tiered system that would increase wages in Portland to $15.52 over the next six years, while other areas would have a minimum of $13.50. The state's current minimum wage is $9.25. If approved by state legislators, Oregon would join a growing list of states that are boosting minimum-wage paychecks. Thirteen states, including California, Nebraska and Vermont, are set to bolster their minimum wages in 2016." http://money.cnn.com/2016/01/15/news/economy/oregon-minimum-wage-hikes/

- "CEDAR RAPIDS — The Linn County Board of Supervisors plans to explore with its cities, businesses and residents the possibility of enacting a countywide minimum wage ordinance." http://www.thegazette.com/subject/news/government/linn-county-explores-minimum-wage-increase-20160113

- "Minimum Wage Set to Increase in New York" "The rising wages mark the latest chapter in a long-simmering political battle over worker pay in New York and across the country." http://www.wsj.com/articles/minimum-wages-set-to-increase-in-new-york-1451525763

- "In his State of the State speech yesterday, Governor Cuomo repeated his vow to phase in a $15-an-hour minimum wage across New York State by 2021. He said millions of low-wage workers are forced to choose between paying their rent or feeding their families." http://www.northcountrypublicradio.org/news/story/30687/20160114/in-speech-cuomo-renews-push-for-15-minimum-wage

- "OLYMPIA, Wash. -- Gov. Jay Inslee delivered his annual State of the State address Tuesday in which he outlined a bold agenda for 2016, including a big hike in the minimum wage for workers, and a big pay increase for teachers." http://q13fox.com/2016/01/12/inslees-state-of-the-state-address-raise-min-wage-to-13-50-and-pay-teachers-more/

- "Supporters of raising Washington state's minimum wage have filed a ballot measure that would incrementally raise the rate to $13.50 an hour over four years starting in 2017." http://www.king5.com/story/news/politics/state/2016/01/11/new-ballot-measure-introduced-raise-state-minimum-wage/78640874/

- "AUGUSTA, ME — Frustrated by inaction at the state and federal levels, advocates for a higher minimum wage filed more than 75,000 petition signatures Thursday to put an initiative to voters aimed at raising the statewide minimum to $12 an hour by decade's end." http://www.pressherald.com/2016/01/14/coalition-claims-enough-signatures-for-maine-ballot-question-on-12-minimum-wage/

- "The Santa Monica City Council on Tuesday night approved a minimum wage ordinance that would put it in line with its neighbors in Los Angeles city and county. As in Los Angeles, the law, which still must come before the council for a second reading in two weeks, would raise the minimum wage at most businesses in the city to $15 by 2020." http://www.latimes.com/local/lanow/la-me-ln-santa-monica-minimum-wage-20160112-story.html

- "A proposal to incrementally raise the minimum wage in Long Beach to $13 an hour by 2019 will be considered by the Long Beach City Council Tuesday night." http://losangeles.cbslocal.com/2016/01/19/long-beach-considers-proposal-to-raise-minimum-wage-to-13-by-2019/

- Reflecting the significance of the issue, The National Conference of State Legislatures have a portion of their website and work streams dedicated to the minimum wage debate. http://www.ncsl.org/research/labor-and-employment/state-minimum-wage-chart.aspx

The General Public

Over the years since the "Fight for 15" began we have seen the public debate occur at all levels of public discourse including the following examples:

- On January 19, 2016, airline workers in Boston, New York City, Newark, Philadelphia, Chicago, Seattle, Fort Lauderdale and Portland, Oregon protested for $15 minimum wage. http://www.miamiherald.com/news/local/community/miami-dade/article55299245.html

- "TUSCALOOSA, Ala — Tuscaloosa residents spent Monday celebrating the life of Dr. Martin Luther King Junior and all he stood for. Hundreds of people gathered to honor him and raise awareness about an issue many face today, minimum wage. Many Tuscaloosa residents used the time to send a message to the city, they want to see an increase in minimum wage from $7.25 to $10.10 an hour." http://abc3340.com/news/local/minimum-wage-rally-in-tuscaloosa

- "Religious leaders urge minimum raise increase," The Des Moines Register January 19, 2016 http://www.desmoinesregister.com/story/opinion/columnists/iowa-view/2016/01/18/religious-leaders-urge-minimum-raise-increase/78965350/

- "Religious Leaders Call On Congress To Raise Minimum Wage," The Huffington Post April 30, 2014 http://www.huffingtonpost.com/2014/04/30/religious-faith-congress-minimum-wage_n_5240910.html

- "Some of Kansas City's religious leaders join minimum wage fight, will fast during protest" KSHB July 9, 2015 http://www.kshb.com/news/local-news/video-some-of-kansas-citys-religious-leaders-join-minimum-wage-fight-will-fast-during-protest

- "Labor and religious leaders lobby Albany lawmakers for minimum wage increase," New York Daily News November 25, 2014 http://www.nydailynews.com/blogs/dailypolitics/labor-religious-leaders-lobby-minimum-wage-hike-blog-entry-1.2023353

- "US Catholic leaders seek minimum wage hike to help workers cope with poverty," Christian Today, August 3, 2015.



http://www.christiantoday.com/article/us.catholic.leaders.seek.minimum.wage.hike.to.help.workers.cope.with.poverty/60852.htm

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

December 21, 2015

Mr. Michael Williams
General Counsel and Corporate Secretary
500 Staples Drive
Framingham, Massachusetts 01702

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Mr. Nelson:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in Staples (the "Company").

We are writing today to submit the attached shareholder proposal asking Staples to adopt principles for minimum wage reform. We are reaching out to a number of companies on this critical economic issue. As broadly diversified investors, we are particularly concerned with wage stagnation in the United States and its impact on income and wealth disparities, which we believe represent a significant systemic risk to the long-term health of our economy and our investments. We believe Staples has a particularly strong interest in this issue, as a company seeking to be an employer of choice, and as a company that benefits from the patronage of minimum wage consumers. The proposal is not asking Staples to lobby for or against any particular piece of legislation. It asks the company to formulate principles for minimum wage reform, a significant policy issue that the company faces in markets around the world.

We attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Staples shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Staples shares from our portfolio's custodian is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,



Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

Encl.



Adopt Principles for Minimum Wage Reform

RESOLVED: Staples shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying, or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

Until the early 1980s, in the United States, an annual minimum wage income—after adjusting for inflation—was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.

Poverty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing. A November 2015 Morgan Stanley report, *Mind the Inequality Gap*, suggests there may be financial risks for retailers because economic inequality can stunt consumer demand.

An S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote "Business has the most to gain from a healthy America, and the most to lose by social unrest." *(Op-ed: Capitalists, Arise: We Need to Deal with Income Inequality)*

A number of CEOs support strong wages and indexing:

- Costco CEO Jelinek wrote a public letter to Congress urging it to increase the minimum wage: "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty."
- Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows management to plan accordingly.
- Aetna's CEO Bertolini said paying workers less than $16.00 per hour is "unfair."

More than 600 leading economists, including 7 Nobel Prize winners and 8 former presidents of the American Economic Association, said the United States should raise the minimum wage and index it. Increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests that a minimum wage increase could have a small stimulative effect on the economy as low wage workers spend their additional earnings, raising demand and job growth.[1]

According to polls, minimum wage reform is one of the most significant social policy issues in the United States.

As an international company, Staples faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

---

[1] http://www.epi.org/minimum-wage-statement/


STAPLES
MAKE more HAPPEN

January 22, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20006

Re: Staples, Inc.
Exclusion of Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am writing on behalf of Staples, Inc. (the "Company") to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by the Domini Social Equity Fund (the "Proponent") relating to the adoption of "principles for minimum wage reform."

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations.

Pursuant to Exchange Act Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter, and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On December 22, 2015, the Company received the Shareholder Proposal from the Proponent for inclusion in the Proxy Materials. The Shareholder Proposal includes the following resolution:

> **RESOLVED**: Staples shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.
>
> This proposal does not encompass payments used for lobbying, or ask the company to take a position on any particular piece of legislation.

Basis for Exclusion

The Company respectfully requests that the Staff concur in its view that the Shareholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7), which provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Shareholder Proposal implicates both of these considerations.

The compensation that the Company provides to its workforce necessarily involves ordinary business matters. Decisions regarding general employee compensation implicate a wide array of business considerations and involve a collaborative effort across multiple functional areas of the Company. None of these considerations are appropriate for direct shareholder oversight. Rather, decisions regarding general employee compensation quintessentially involve tasks fundamental to management's ability to run the Company on a day-to-day basis. Were such decisions subject to direct shareholder oversight, the Company would be significantly hindered in its ability to operate on a day-to-day basis.

In addition to interfering with the Company's day-to-day operations, the Shareholder Proposal seeks to "micro-manage" the Company. Notably, the Shareholder Proposal requests that the Company's minimum wage principles recognize the following concepts:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

Determinations about appropriate principles to follow with respect to general employee compensation are inherently complex and involve multiple considerations about which shareholders as a group are not in a position to make informed decisions.

The Staff has consistently followed its stated position in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), in which the Staff noted, "We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)." Recently, the Staff concurred in exclusion of a shareholder proposal requesting that a board of directors "encourage its U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11.00 per hour." *McDonalds Corporation* (March 18, 2015). In reaching its determination under Rule 14a-8(i)(7), the Staff noted that the shareholder proposal related to "McDonald's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters." Similarly, in *Apple Inc.* (November 16, 2015), the Staff concurred in exclusion of a shareholder proposal requesting that the company "reform its Compensation Committee to include outside independent experts from the general public to adopt new compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality." In reaching its determination under Rule 14-8(i)(7), the Staff noted that the "proposal relate[d] to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." Likewise, in *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff concurred in exclusion of a shareholder proposal requesting a report on the company's suppliers' labor policies. In particular, the Staff noted the proposal's request for the report to include a discussion of "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage" and noted that such a request "relate[d] to ordinary business operations," thereby rendering the proposal excludable under Rule 14-8(i)(7).

In addition to the no-action letters specifically in the minimum wage context that are cited above, the Staff also has consistently noted that "[p]roposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)." *See, e.g., Yum! Brands, Inc.* (February 24, 2015) (shareholder proposal requesting a review of executive compensation policies and a report including a "comparison of the total compensation package of the top senior executives and [Yum] employees' median wage . . . and . . . an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced"); *Microsoft Corporation* (September 17, 2013) (shareholder proposal requesting that the board limit the average individual total compensation for senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company); *ENGlobal Corporation* (March 28, 2012) (shareholder proposal requesting that the company amend its 2009 equity incentive plan, which the company stated was used "exclusively to compensate the Company's general workforce, consultants, and directors"); *General Electric Company* (January 6, 2011) (shareholder proposal requesting a "breakdown"

with specified information about two of the company's pension plans); and *Exxon Mobil Corporation* (February 16, 2010, *recon. denied* March 23, 2010) (shareholder proposal requesting that the board "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account"); *see also Wal-Mart Stores, Inc.* (April 2, 2002) (in which the Staff concurred in exclusion of a shareholder proposal requesting specific changes with respect to employee discounts, company contributions to employee stock purchases, hourly pay, the use of Wal-Mart gift cards, stock option grants, and "employee control of displaying of merchandise in [the company's] stores" under Rule 14a-8(i)(7) on the basis that it related to the company's "ordinary business operations (i.e., employee benefits, general compensation matters, the determination as to how gift cards may be used and employee relations)").

In addition, the Staff has routinely concurred in exclusion of shareholder proposals under Rule 14a-8(i)(7) on the basis that such proposals relate to a company's management of its workforce and management of its expenses. *See, e.g., Starwood Hotels & Resorts Worldwide, Inc.* (February 14, 2012) (in which the Staff concurred in exclusion of a shareholder proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce on the basis that the proposal related to "procedures for hiring and training employees" and that "[p]roposals concerning a company's management of its workforce are generally excludable under rule 14a- 8(i)(7)"); *CIGNA Corporation* (February 23, 2011) (in which the Staff concurred in exclusion of a shareholder proposal requesting a report on "how [the] company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures [the] company is taking to contain the price increases of health insurance premiums" on the basis that the proposal related to "the manner in which the company manages its expenses"); and *Northrop Grumman Corporation* (March 18, 2010) (in which the Staff concurred in exclusion of a shareholder proposal requesting that the board "identify and complete the modification of any and all corporate procedures, processes, practices and tools to improve the visibility of education status of the RIF review process to more clearly represent the actual educational status of candidates" on the basis that "the proposal relate[d] to procedures for terminating employees" and that "[p]roposals concerning a company's management of its workforce are generally excludable under rule 14a- 8(i)(7)").

By seeking a shareholder vote on whether the Company should adopt certain minimum wage principles, the Shareholder Proposal does precisely what the proposals at issue in the above no-action letters sought to do – subject to direct shareholder oversight ordinary business decisions about "general compensation matters" and the way in which the Company manages its workforce and its expenses. Accordingly, the Company believes that the Shareholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because it delves into the very core of the Company's ordinary business operations, a matter with which shareholders as a group are not in a position to make informed decisions.

The Shareholder Proposal Does Not Involve a Significant Policy Issue.

As set out in the 1998 Release, shareholder proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a

shareholder vote." The significant policy issue position prevents exclusion of a shareholder proposal as related to ordinary business if the topic of the proposal "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." Thus, and as is appropriate, an issue must meet certain standards to be deemed a significant policy issue. In determining whether an issue should be deemed a significant policy issue, the Staff considers whether the issue has been the subject of widespread and/or sustained public debate.

The Shareholder Proposal asserts that "minimum wage reform is one of the most significant social policy issues in the United States." Unlike shareholder proposals limited to compensation that may be paid to senior executive officers and directors, however, the Shareholder Proposal involves compensation that may be paid to the Company's employees generally. In SLB 14A, the Staff noted certain types of compensation-related shareholder proposals that give rise to a significant policy issue. Notably, minimum wage shareholder proposals were not identified in SLB 14A as giving rise to a significant policy issue, and the Staff "agree[d] with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)." In addition, the Staff has never found minimum wage shareholder proposals to give rise to a significant policy issue and has consistently concurred in exclusion of shareholder proposals that relate to "general compensation matters." As described above, the Staff has recently concurred in exclusion of shareholder proposals involving the same general matter as the Shareholder Proposal on the basis that such proposals involve general compensation matters. *See Apple Inc.* (November 16, 2015) and *McDonalds Corporation* (March 18, 2015). Similar to *Apple* and *McDonalds*, the Shareholder Proposal relates to the Company's ordinary business matters, does not give rise to a significant policy issue and should, therefore, be excluded from the Proxy Materials under Rule 14a-8(i)(7).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 508-253-1845 or at Cristina.Gonzalez@Staples.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Jonathan Wolfman, at Jonathan.Wolfman@wilmerhale.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, the Company requests that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Cristina Gonzalez
Vice President, Associate General Counsel

Enclosures

cc: Jonathan Wolfman
Wilmer Cutler Pickering Hale & Dorr LLP
60 State Street
Boston, MA 02109
Jonathan.Wolfman@wilmerhale.com

Domini Social Equity Fund
Attention: Adam Kanzer
532 Broadway, 9th Floor
New York, NY 10012-3939
info@domini.com

EXHIBIT A

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

December 21, 2015

Mr. Michael Williams
General Counsel and Corporate Secretary
500 Staples Drive
Framingham, Massachusetts 01702

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Mr. Nelson:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in Staples (the "Company").

We are writing today to submit the attached shareholder proposal asking Staples to adopt principles for minimum wage reform. We are reaching out to a number of companies on this critical economic issue. As broadly diversified investors, we are particularly concerned with wage stagnation in the United States and its impact on income and wealth disparities, which we believe represent a significant systemic risk to the long-term health of our economy and our investments. We believe Staples has a particularly strong interest in this issue, as a company seeking to be an employer of choice, and as a company that benefits from the patronage of minimum wage consumers. The proposal is not asking Staples to lobby for or against any particular piece of legislation. It asks the company to formulate principles for minimum wage reform, a significant policy issue that the company faces in markets around the world.

We attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Staples shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Staples shares from our portfolio's custodian is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,



Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

Encl.

532 Broadway, 9th Floor | New York, NY 10012-3939 | Tel: 212-217-1100 | Fax: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



Adopt Principles for Minimum Wage Reform

RESOLVED: Staples shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying, or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

Until the early 1980s, in the United States, an annual minimum wage income—after adjusting for inflation—was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.

Poverty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing. A November 2015 Morgan Stanley report, *Mind the Inequality Gap*, suggests there may be financial risks for retailers because economic inequality can stunt consumer demand.

An S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote "Business has the most to gain from a healthy America, and the most to lose by social unrest." *(Op-ed: Capitalists, Arise: We Need to Deal with Income Inequality)*

A number of CEOs support strong wages and indexing:

- Costco CEO Jelinek wrote a public letter to Congress urging it to increase the minimum wage: "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty."
- Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows management to plan accordingly.
- Aetna's CEO Bertolini said paying workers less than $16.00 per hour is "unfair."

More than 600 leading economists, including 7 Nobel Prize winners and 8 former presidents of the American Economic Association, said the United States should raise the minimum wage and index it. Increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests that a minimum wage increase could have a small stimulative effect on the economy as low wage workers spend their additional earnings, raising demand and job growth.[1]

According to polls, minimum wage reform is one of the most significant social policy issues in the United States.

As an international company, Staples faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

[1] http://www.epi.org/minimum-wage-statement/


STAPLES
MAKE more HAPPEN

January 5, 2016

VIA EMAIL akanzer@domini.com AND OVERNIGHT COURIER

Mr. Adam Kanzer
Managing Director
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Notice of Deficiency Relating to Shareholder Proposal

Dear Mr. Kanzer:

On December 22, 2015, Staples, Inc. (the "Company"), received the shareholder proposal submitted by you on behalf of Domini Social Investments (the "Proponent") for consideration at the Company's 2016 Annual Meeting (the "Submission"). The Submission indicates that communications regarding it should be directed to you. Based on the postmark of the Submission, the Company has determined that the date of submission was December 21, 2015 (the "Submission Date").

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder proponent must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the Submission Date. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. Therefore, under Rule 14a-8(b), the Proponent must prove its eligibility by submitting either:

- A written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the Submission Date, the Proponent continuously held the requisite number of Company shares for at least one year. As addressed by the SEC staff in Staff Legal Bulletin 14G, please note that if the Proponent's shares are held by a bank, broker or other securities intermediary that is a Depository Trust Company ("DTC") participant or an affiliate thereof, proof of ownership from either that DTC participant or its affiliate will satisfy this requirement. Alternatively, if the Proponent's shares are held by a bank, broker or other securities intermediary that is not a DTC participant or an affiliate of a DTC participant, proof of ownership must be provided by both (1) the bank,

broker or other securities intermediary and (2) the DTC participant (or an affiliate thereof) that can verify the holdings of the bank, broker or other securities intermediary. You can confirm whether a particular bank, broker or other securities intermediary is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. The Proponent should be able to determine who the DTC participant is by asking the Proponent's bank, broker or other securities intermediary; or

- If the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

Your cover letter indicated that certification of the Proponent's ownership from the record owner would be forthcoming. To date, the Company has not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the Submission Date. To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares during the time period of one year preceding and including the Submission Date.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. The failure to correct the deficiencies within this timeframe will provide the Company with a basis to exclude the proposal contained in the Submission from the Company's proxy materials for the 2016 Annual Meeting.

If you have any questions with respect to the foregoing, please contact me at 508-253-1845 or at cristina.gonzalez@staples.com. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Cristina Gonzalez
Vice President, Associate General Counsel

cc: Michael T. Williams, Executive Vice President & General Counsel

Enclosures: Exchange Act Rule 14a-8
Staff Legal Bulletins 14 Fund 14G

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



STATE STREET.

January 13th, 2016

Adam Kanzer
Vice President
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Staples Inc. for more than one year in account *** FISMA & OMB Memorandum M-07-16 *** at the Depository Trust Company. As of December 21, 2015, State Street held 666 shares, 666 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Staples Inc.	666	666

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Vice President
State Street Global Services


STAPLES
MAKE more HAPPEN

January 22, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20006

Re: Staples, Inc.
Exclusion of Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am writing on behalf of Staples, Inc. (the "Company") to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by the Domini Social Equity Fund (the "Proponent") relating to the adoption of "principles for minimum wage reform."

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations.

Pursuant to Exchange Act Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter, and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Staples
500 Staples Drive
Framingham, MA 01702
www.staples.com

Background

On December 22, 2015, the Company received the Shareholder Proposal from the Proponent for inclusion in the Proxy Materials. The Shareholder Proposal includes the following resolution:

> **RESOLVED**: Staples shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.
>
> This proposal does not encompass payments used for lobbying, or ask the company to take a position on any particular piece of legislation.

Basis for Exclusion

The Company respectfully requests that the Staff concur in its view that the Shareholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7), which provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Shareholder Proposal implicates both of these considerations.

The compensation that the Company provides to its workforce necessarily involves ordinary business matters. Decisions regarding general employee compensation implicate a wide array of business considerations and involve a collaborative effort across multiple functional areas of the Company. None of these considerations are appropriate for direct shareholder oversight. Rather, decisions regarding general employee compensation quintessentially involve tasks fundamental to management's ability to run the Company on a day-to-day basis. Were such decisions subject to direct shareholder oversight, the Company would be significantly hindered in its ability to operate on a day-to-day basis.

In addition to interfering with the Company's day-to-day operations, the Shareholder Proposal seeks to "micro-manage" the Company. Notably, the Shareholder Proposal requests that the Company's minimum wage principles recognize the following concepts:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

Determinations about appropriate principles to follow with respect to general employee compensation are inherently complex and involve multiple considerations about which shareholders as a group are not in a position to make informed decisions.

The Staff has consistently followed its stated position in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), in which the Staff noted, "We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)." Recently, the Staff concurred in exclusion of a shareholder proposal requesting that a board of directors "encourage its U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11.00 per hour." *McDonalds Corporation* (March 18, 2015). In reaching its determination under Rule 14a-8(i)(7), the Staff noted that the shareholder proposal related to "McDonald's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters." Similarly, in *Apple Inc.* (November 16, 2015), the Staff concurred in exclusion of a shareholder proposal requesting that the company "reform its Compensation Committee to include outside independent experts from the general public to adopt new compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality." In reaching its determination under Rule 14-8(i)(7), the Staff noted that the "proposal relate[d] to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." Likewise, in *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff concurred in exclusion of a shareholder proposal requesting a report on the company's suppliers' labor policies. In particular, the Staff noted the proposal's request for the report to include a discussion of "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage" and noted that such a request "relate[d] to ordinary business operations," thereby rendering the proposal excludable under Rule 14-8(i)(7).

In addition to the no-action letters specifically in the minimum wage context that are cited above, the Staff also has consistently noted that "[p]roposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)." *See, e.g., Yum! Brands, Inc.* (February 24, 2015) (shareholder proposal requesting a review of executive compensation policies and a report including a "comparison of the total compensation package of the top senior executives and [Yum] employees' median wage . . . and . . . an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced"); *Microsoft Corporation* (September 17, 2013) (shareholder proposal requesting that the board limit the average individual total compensation for senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company); *ENGlobal Corporation* (March 28, 2012) (shareholder proposal requesting that the company amend its 2009 equity incentive plan, which the company stated was used "exclusively to compensate the Company's general workforce, consultants, and directors"); *General Electric Company* (January 6, 2011) (shareholder proposal requesting a "breakdown"

with specified information about two of the company's pension plans); and *Exxon Mobil Corporation* (February 16, 2010, *recon. denied* March 23, 2010) (shareholder proposal requesting that the board "eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account"); *see also Wal-Mart Stores, Inc.* (April 2, 2002) (in which the Staff concurred in exclusion of a shareholder proposal requesting specific changes with respect to employee discounts, company contributions to employee stock purchases, hourly pay, the use of Wal-Mart gift cards, stock option grants, and "employee control of displaying of merchandise in [the company's] stores" under Rule 14a-8(i)(7) on the basis that it related to the company's "ordinary business operations (i.e., employee benefits, general compensation matters, the determination as to how gift cards may be used and employee relations)").

In addition, the Staff has routinely concurred in exclusion of shareholder proposals under Rule 14a-8(i)(7) on the basis that such proposals relate to a company's management of its workforce and management of its expenses. *See, e.g., Starwood Hotels & Resorts Worldwide, Inc.* (February 14, 2012) (in which the Staff concurred in exclusion of a shareholder proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce on the basis that the proposal related to "procedures for hiring and training employees" and that "[p]roposals concerning a company's management of its workforce are generally excludable under rule 14a- 8(i)(7)"); *CIGNA Corporation* (February 23, 2011) (in which the Staff concurred in exclusion of a shareholder proposal requesting a report on "how [the] company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures [the] company is taking to contain the price increases of health insurance premiums" on the basis that the proposal related to "the manner in which the company manages its expenses"); and *Northrop Grumman Corporation* (March 18, 2010) (in which the Staff concurred in exclusion of a shareholder proposal requesting that the board "identify and complete the modification of any and all corporate procedures, processes, practices and tools to improve the visibility of education status of the RIF review process to more clearly represent the actual educational status of candidates" on the basis that "the proposal relate[d] to procedures for terminating employees" and that "[p]roposals concerning a company's management of its workforce are generally excludable under rule 14a- 8(i)(7)").

By seeking a shareholder vote on whether the Company should adopt certain minimum wage principles, the Shareholder Proposal does precisely what the proposals at issue in the above no-action letters sought to do – subject to direct shareholder oversight ordinary business decisions about "general compensation matters" and the way in which the Company manages its workforce and its expenses. Accordingly, the Company believes that the Shareholder Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because it delves into the very core of the Company's ordinary business operations, a matter with which shareholders as a group are not in a position to make informed decisions.

The Shareholder Proposal Does Not Involve a Significant Policy Issue.

As set out in the 1998 Release, shareholder proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a

shareholder vote." The significant policy issue position prevents exclusion of a shareholder proposal as related to ordinary business if the topic of the proposal "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." Thus, and as is appropriate, an issue must meet certain standards to be deemed a significant policy issue. In determining whether an issue should be deemed a significant policy issue, the Staff considers whether the issue has been the subject of widespread and/or sustained public debate.

The Shareholder Proposal asserts that "minimum wage reform is one of the most significant social policy issues in the United States." Unlike shareholder proposals limited to compensation that may be paid to senior executive officers and directors, however, the Shareholder Proposal involves compensation that may be paid to the Company's employees generally. In SLB 14A, the Staff noted certain types of compensation-related shareholder proposals that give rise to a significant policy issue. Notably, minimum wage shareholder proposals were not identified in SLB 14A as giving rise to a significant policy issue, and the Staff "agree[d] with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)." In addition, the Staff has never found minimum wage shareholder proposals to give rise to a significant policy issue and has consistently concurred in exclusion of shareholder proposals that relate to "general compensation matters." As described above, the Staff has recently concurred in exclusion of shareholder proposals involving the same general matter as the Shareholder Proposal on the basis that such proposals involve general compensation matters. *See Apple Inc.* (November 16, 2015) and *McDonalds Corporation* (March 18, 2015). Similar to *Apple* and *McDonalds*, the Shareholder Proposal relates to the Company's ordinary business matters, does not give rise to a significant policy issue and should, therefore, be excluded from the Proxy Materials under Rule 14a-8(i)(7).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 508-253-1845 or at Cristina.Gonzalez@Staples.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Jonathan Wolfman, at Jonathan.Wolfman@wilmerhale.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, the Company requests that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Cristina Gonzalez
Vice President, Associate General Counsel

Enclosures

cc: Jonathan Wolfman
Wilmer Cutler Pickering Hale & Dorr LLP
60 State Street
Boston, MA 02109
Jonathan.Wolfman@wilmerhale.com

Domini Social Equity Fund
Attention: Adam Kanzer
532 Broadway, 9th Floor
New York, NY 10012-3939
info@domini.com

EXHIBIT A

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

December 21, 2015

Mr. Michael Williams
General Counsel and Corporate Secretary
500 Staples Drive
Framingham, Massachusetts 01702

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Mr. Nelson:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in Staples (the "Company").

We are writing today to submit the attached shareholder proposal asking Staples to adopt principles for minimum wage reform. We are reaching out to a number of companies on this critical economic issue. As broadly diversified investors, we are particularly concerned with wage stagnation in the United States and its impact on income and wealth disparities, which we believe represent a significant systemic risk to the long-term health of our economy and our investments. We believe Staples has a particularly strong interest in this issue, as a company seeking to be an employer of choice, and as a company that benefits from the patronage of minimum wage consumers. The proposal is not asking Staples to lobby for or against any particular piece of legislation. It asks the company to formulate principles for minimum wage reform, a significant policy issue that the company faces in markets around the world.

We attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Staples shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Staples shares from our portfolio's custodian is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,



Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

Encl.



Adopt Principles for Minimum Wage Reform

RESOLVED: Staples shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying, or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

Until the early 1980s, in the United States, an annual minimum wage income—after adjusting for inflation—was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.

Poverty level wages undermine consumer confidence in our Company's commitment to sustainable growth, honesty and fair-dealing. A November 2015 Morgan Stanley report, *Mind the Inequality Gap*, suggests there may be financial risks for retailers because economic inequality can stunt consumer demand.

An S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote "Business has the most to gain from a healthy America, and the most to lose by social unrest." *(Op-ed: Capitalists, Arise: We Need to Deal with Income Inequality)*

A number of CEOs support strong wages and indexing:

- Costco CEO Jelinek wrote a public letter to Congress urging it to increase the minimum wage: "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty."
- Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows management to plan accordingly.
- Aetna's CEO Bertolini said paying workers less than $16.00 per hour is "unfair."

More than 600 leading economists, including 7 Nobel Prize winners and 8 former presidents of the American Economic Association, said the United States should raise the minimum wage and index it. Increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests that a minimum wage increase could have a small stimulative effect on the economy as low wage workers spend their additional earnings, raising demand and job growth.[1]

According to polls, minimum wage reform is one of the most significant social policy issues in the United States.

As an international company, Staples faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

---

[1] http://www.epi.org/minimum-wage-statement/


STAPLES
MAKE more HAPPEN

January 5, 2016

VIA EMAIL akanzer@domini.com AND OVERNIGHT COURIER

Mr. Adam Kanzer
Managing Director
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Notice of Deficiency Relating to Shareholder Proposal

Dear Mr. Kanzer:

On December 22, 2015, Staples, Inc. (the "Company"), received the shareholder proposal submitted by you on behalf of Domini Social Investments (the "Proponent") for consideration at the Company's 2016 Annual Meeting (the "Submission"). The Submission indicates that communications regarding it should be directed to you. Based on the postmark of the Submission, the Company has determined that the date of submission was December 21, 2015 (the "Submission Date").

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder proponent must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the Submission Date. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. Therefore, under Rule 14a-8(b), the Proponent must prove its eligibility by submitting either:

- A written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the Submission Date, the Proponent continuously held the requisite number of Company shares for at least one year. As addressed by the SEC staff in Staff Legal Bulletin 14G, please note that if the Proponent's shares are held by a bank, broker or other securities intermediary that is a Depository Trust Company ("DTC") participant or an affiliate thereof, proof of ownership from either that DTC participant or its affiliate will satisfy this requirement. Alternatively, if the Proponent's shares are held by a bank, broker or other securities intermediary that is not a DTC participant or an affiliate of a DTC participant, proof of ownership must be provided by both (1) the bank,

broker or other securities intermediary and (2) the DTC participant (or an affiliate thereof) that can verify the holdings of the bank, broker or other securities intermediary. You can confirm whether a particular bank, broker or other securities intermediary is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. The Proponent should be able to determine who the DTC participant is by asking the Proponent's bank, broker or other securities intermediary; or

- If the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

Your cover letter indicated that certification of the Proponent's ownership from the record owner would be forthcoming. To date, the Company has not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the Submission Date. To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares during the time period of one year preceding and including the Submission Date.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. The failure to correct the deficiencies within this timeframe will provide the Company with a basis to exclude the proposal contained in the Submission from the Company's proxy materials for the 2016 Annual Meeting.

If you have any questions with respect to the foregoing, please contact me at 508-253-1845 or at cristina.gonzalez@staples.com. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Cristina Gonzalez
Vice President, Associate General Counsel

cc: Michael T. Williams, Executive Vice President & General Counsel

Enclosures: Exchange Act Rule 14a-8
Staff Legal Bulletins 14 Fund 14G

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a–8 and provide you with a copy under Question 10 below, § 240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



STATE STREET.

January 13th, 2016

Adam Kanzer
Vice President
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Staples Inc. for more than one year in account FISMA & OMB Memorandum M-07-16 at the Depository Trust Company. As of December 21, 2015, State Street held 666 shares, 666 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Staples Inc.	666	666

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Vice President
State Street Global Services